Exhibit (a)(5)(A)
October 21, 2005
Dear Shareholder:
      On October 7, 2005, Goody’s Family Clothing, Inc. entered into a Merger Agreement with GFC Holding Corp. and GFC Enterprises, Inc. (collectively, the “Purchaser”), each of which is an affiliate of Sun Capital Partners IV, LP, to purchase all of the issued and outstanding common stock of Goody’s for $8.00 net per share in cash. GFC Enterprises has commenced a Tender Offer for all of Goody’s outstanding shares today. Following the Tender Offer, GFC Enterprises will merge into Goody’s, and all shares not purchased in the Tender Offer (other than shares owned by Purchasers or their respective affiliates) will be converted into the right to receive $8.00 per share in cash.
      Also, on October 7, 2005, GFC Holding and GFC Enterprises entered into a Support Agreement with holders of approximately 41.5% of the outstanding shares (or approximately 39.7% of the shares on a fully diluted basis) under which the shareholders agreed, among other things, to tender their shares to GFC Enterprises in the Tender Offer.
      The Board of Directors of Goody’s, based on the recommendation of a Special Committee consisting of its independent directors, unanimously (i) declared the advisability of the Merger Agreement and the transactions contemplated thereby and approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Tender Offer and the Merger, (ii) determined that the Agreement and the transactions contemplated thereby, including the Tender Offer and the Merger, are fair to and in the best interests of the shareholders of the Company, (iii) determined that the consideration to be paid in the Tender Offer and the Merger is fair to and in the best interests of the shareholders of the Company and (iv) subject to the Company’s rights under the Merger Agreement, resolved to recommend that the shareholders of the Company accept the Tender Offer and tender their Shares and approve and adopt the Merger Agreement and the Merger and the other transactions contemplated thereby.
      In arriving at its recommendation, the Board of Directors of Goody’s gave careful consideration to a number of factors, including the material factors set forth in Goody’s Solicitation/ Recommendation Statement on Schedule 14D-9, which is enclosed with this letter.
      After the Merger Agreement was executed, the Company received two competing acquisition proposals from third party bidders. One proposal was received on October 11, 2005 and is for a cash price of at least $8.50 per share and a second proposal, received on October 14, 2005, is for a cash price of $8.85 per share. The terms of each of the proposals made them subject to due diligence. As provided for in the Merger Agreement, the Company has begun a discussion and due diligence period with each of these competing bidders which must be completed no later than ten business days from receipt of the respective proposal. In the event that, following the completion of the applicable due diligence period, the Company determines that one or both of such proposals is a Superior Proposal (as defined in the Merger Agreement), the Company may terminate the Merger Agreement after first providing Purchasers with a four business day notice period during which time Purchasers may present a competing offer. On the evening of October 20, 2005, the bidder that had submitted a proposal on October 11, 2005 submitted an all cash offer of $8.75 per share. The offer is not subject to due diligence or a financing contingency but requires the Board to make a prompt decision that it is a Superior Proposal. Neither the Board nor the Company’s advisors have yet had the opportunity to review and evaluate this offer.
      Also enclosed is a copy of GFC Enterprises’s offer to purchase and related materials, including a letter of transmittal for use in tendering shares. Those documents set forth the terms and conditions of the Tender Offer.
      We urge you to read the entire Solicitation/ Recommendation Statement on Schedule 14D-9 and the other enclosed materials and consider them carefully before deciding whether to tender your shares.

Sincerely,

Robert M. Goodfriend
Chairman and Chief Executive Officer